

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2015

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed October 28, 2015**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Gross Profit, page 24

1. Tell us what consideration you gave to expanding your gross profit discussion to provide more insight into cost of goods sold either here or within your Segment Results of Operations beginning on page 30. In this regard, we note cost of goods sold is material to the Company and we assume could potentially vary across your two segments. Refer to Item 303(a)(3)(i) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 47

2. We note your predecessor independent accountant dual dated their audit report for the effects of the revisions discussed in Notes 5, 8 and 11 to the consolidated financial statements. Please explain to us whether this indicates the accountant reached a different conclusion from you about the materiality of these errors. We note your disclosure in Notes 5, 8, and 11 that these errors were immaterial to your previously filed financial reports.

Item 9A. Controls and Procedures, page 97

3. Please tell us what impact the errors disclosed in Notes 5, 8 and 11 had on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your response, please address both how you reassessed your previously disclosed conclusions for prior periods and how you were able to conclude that any control deficiencies had been remediated to reach a conclusion that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Notes to the Consolidated Financial Statements

3. Reportable Segments, page 8

4. We note the $14 million charge you recorded associated with a revision in the profitability of a contract in the AEC segment. Please address for us the following:

- Please tell us how you are accounting for this contract. Reference for us the authoritative literature you relied upon to support your accounting, including classification of the capitalized costs and classification of the charge.

- Explain to us the specific facts and circumstances which led to this charge. In this regard, tell us the events and circumstances that transpired which necessitated recording the charge in the second quarter of fiscal 2015 as opposed to an earlier financial statement period. Lastly, tell us whether there is any risk of material additional charges associated with this contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202)-551-3339, if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products